PERTH, AUSTRALIA 23 august 2005
Title ORBITAL RESULTS FOR THE YEAR ENDED 30 JUNE 2005

Orbital Corporation Limited today announced its financial results for the year ended 30 June 2005.

Key Features

Key features of Orbitals performance in the period were

Loss after tax of 1.1 million dollars

A second half profit after tax of 0.4 million dollars

Increased R andD expenditure by 110 per cent to 1.1 million dollars

Total revenue down 31 per cent from the 2004 financial year to 11.6 million dollars

Continuing increase in the profitability of Synerject, Orbitals joint venture with Siemens VDO

Further licensing of Orbitals OCP technology in niche markets

Start of production of Kymcos 100cc motor scooter with OCP in Taiwan

In commenting on the results Orbitals retiring Chief Executive Officer, Peter Cook, said
The automotive market has experienced a very difficult 12 month period, which has resulted in reduced demand from the major OEMs for outsourced powertrain engineering services. In the period we have increased our focus and efforts on the market for powertrain engineering services in new and emerging markets, particularly
India and China, both of which present significant opportunities.

He added that while the overall results were disappointing, they were in line with Orbitals previous guidance to the market and the Company had returned to profitability in the second half. The outlook for F2006 is expected to be better than F2005, with return to profitability forecast to occur in the second half.

Mr Cook said that the longer lead times associated with developing business in the emerging markets had created shortages in new powertrain engineering service PES orders, but positive signs were emerging, with an encouraging forward pipeline of sales opportunities.

We have also continued to make further reductions in overheads to complement previously implemented measures and to position
Orbital to benefit from the increasing world wide need for lower emissions and improved fuel consumption solutions.

Synerject, our joint venture with Siemens VDO, continued its increase in profitability, up 14 per cent in US dollar terms, on the previous year, notwithstanding appreciable expenditure on new product development, he added.


FINANCIAL SUMMARY

The headline financial results for Orbital for the year ended
 30 June 2005 are shown below.

Year ended 30 June 2005 	Year ended 30 June 2004
Revenue m dollars	        11.597	      16.761
Net profit loss m dollars	-1.108	      3.405
EPS cents                         -0.3	      0.8

Total revenue for the year ended 30 June 2005 fell 31 per cent to 11.6 million dollars, primarily due to the reduced demand for PES, reduced licence income and a reduction of 0.8 million dollars of non recurring revenue recorded in the 2004 financial year, including
 ACIS credits and proceeds from sale of plant and equipment.

Total engineering and overhead expenses fell 8.3% to 14.4 million dollars due to reduced head count, depreciation and continued cost reduction programs across all overheads. To keep OCP at the leading edge of technical innovation, Ra nd D expenditure was increased by 110 per cent to 1.1 million dollars.

Orbitals share of Synerjects profit rose 8.7 per cent to 2.9 million dollars for the year, despite the strengthening Australian dollar.

Detailed comments on Orbitals three revenue streams are as follows

Powertrain Engineering Services

Orbitals PES business provides professional powertrain engineering consultancy services to engine manufacturers, OEMs and their suppliers, and governments in the Asia Pacific region, Europe and the USA. The provision of these services is designed to create a third revenue and profit stream while allowing Orbital to work closely with its customers on advanced powertrain applications and developments.

During the year, PES successfully extended its reputation, quality and cost effectiveness outside its traditional proprietary technology OCP base and has continued to develop key relationships with major OEMs and suppliers. Over 65 per cent of Orbitals PES revenue in the 2005 financial year was derived from non OCP related engineering services. The full effect of this progress has not been reflected in revenue due to major cutbacks by the automotive industry in their outsourced services requirements.

At the same time, further research and development was undertaken to extend the capability and application of OCP technology in high performance 2 stroke engines, spark ignited heavy fuel for both 2 stroke and 4 stroke engines and alternate fuels. This was complemented by research into the development of the OCP proprietary injector hardware for direct injection of compressed natural gas CNG powered vehicles, which is attracting significant interest, particularly in Asia.

Royalties and Licences

Orbital licences its patented direct injection technology to OEMs and suppliers. Royalties and licence fees are derived from a wide range of customers in the marine, motorscooter, personal watercraft and autorickshaw sectors.

Licensing and royalty revenue declined 31% from the previous financial year to 2.2 million dollars for the year. This reduction primarily relates to a fall in licensing income which, in the previous financial year, benefited from payments from India and Japan.
Although licences for niche applications of Orbitals OCP technology were entered into in the 2005 financial year with Goebler Hirth Motoren KG of Germany in respect of heavy fuel engines, and with Envirofit
International Ltd for retrofitting 2 stroke motor scooter engines in the Philippines with Orbitals direct injection technology, no up front licence fees were due in the 2005 financial year.

Royalties from the marine sector were strong, with continuing demand for Mercury Marines OptiMax (trademark) range, but a decline in the European scooter market, where industry consolidation and regulatory change have induced consumer uncertainty, coupled with the impact of exchange rates, saw an overall slight reduction in royalty revenue in comparison to the 2004 financial year.

The start of production by Kymco of its 100cc motor scooter in Taiwan in late June 2005, and the anticipated commencement of production in India by Bajaj in the second half of the 2006 financial year of autorickshaws incorporating OCP technology, is expected to add to Orbitals future royalty revenue stream.

Synerject

Orbitals 50 per cent owned joint venture with SiemensVDO
Automotive Corporation, Synerject LLC, operates from facilities in both USA and Europe, is a supplier and manufacturer of engine management systems EMS and electronic fuel injection systems to the non automotive OEMs. Synerject specialises in the design, qualification and integration of electronic engine management modules and components for both 2 stroke and 4 stroke engine applications.

The value of Synerject continues to increase and represents a significant asset for Orbital. The growth prospects for Synerject are encouraging with the overall market for engine management systems specific to the non automotive market continuing to grow strongly with the global implementation of emissions regulations in this market.

Synerject, which now has an annual turnover of almost US 42 million dollars Aud55 million, generates significant cash flow from its operations, enabling it to reduce debt by a further US dollars 3.8 million in the 2005 financial year. Neither Synerjects revenue nor cash flows are consolidated into Orbitals financial statements, although
 Orbitals statement of financial performance includes its 50 per cent share of Synerjects profit.

Orbitals share of that profit rose 8.7 per cent to 2.9 million dollars for the 2005 financial year, despite the stronger Australian dollar. In US dollar terms, Synerjects profits improved by over 14 per cent from fiscal 2004 to US dollars 3.9 million.

Synerjects performance was due to increased sales, improved overhead efficiency, product mix and reduced interest expense.

Outlook

The reduced demand from the major traditional automotive OEMs for PES during F2005, is expected to continue to affect the results in the first half of the new financial year. The global automotive business is undergoing major change as the full impact of higher Asian manufacturing content is realised, which will carry over into F2006 and beyond. Recognising these structural changes, Orbital has focused on developing the market for PES in India and China and whilst, to date, these markets have not compensated for the sudden down turn in traditional demand, they are expected to make a more significant contribution to the business later in the 2006 financial year.

Despite the PES setback in fiscal 2005, Orbital intends to continue with its strategy of increasing the revenue opportunities by focusing on the strengths of Orbitals expertise and experience in the areas of engine management system development and powertrain design and development. Our PES sales activity and R&D support will be further expanded in the Asian region. These actions are expected to increase the number of opportunities and reduce the sales to order cycle.

Additionally, Orbital will look to consolidate the improvements that have been made in re-positioning the business during the course of the last three years. This includes additional cost reduction measures, which will be substantially implemented by the end of the first quarter F2006, with expected annualised savings of approximately 1.0 million dollars.

With continuing global concerns at the level of greenhouse gas emissions and the significant increase in oil prices there is a compelling argument for the accelerated adoption of technologies which improve the fuel economy and emissions of the gasoline engine. The outlook for increased investment by the OEMs in gasoline engine development and technology, a core competence of Orbital, has been further boosted by recent comments from the automotive industry that it can no longer rely on expensive diesel engines which reduce margins and profitability as the best way to meet the overall greenhouse gas emissions and fuel economy requirements.

It is expected that royalty revenue from existing Orbital licensees will improve in fiscal 2006 in the marine outboard, motor scooter and autorickshaw markets.

Synerject is expected to continue its significant contribution to the overall Orbital result. There continues to be opportunities for further growth, both through acquisition and organically, in the non automotive market as the sector moves to more widely adopt EMS systems. Synerject has made an important strategic investment in the development of a number of new products, which are already demonstrating significant customer interest. The new products, backed up by exclusive access to the Siemens
VDO EMS componentry, provide Synerject with the opportunity t
o become a major supplier to its market.



Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward looking statements are based upon managements expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Companys Form 20F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward looking statements made in this release to reflect events or circumstances after the date of this release.



ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbitalcorp.com.au
Australia  Dr Rod Houston
Chief Executive Officer
Tel  61 8 9441 2311 USA Tel 1866 714 0668